PACIFIC ASIA CHINA ENERGY INC.

(the “Corporation”)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS
INFORMATION

Year Ended February 29, 2008

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated June 27, 2008. The effective date of the Statement is February 29, 2008 and the preparation date of the Statement is June 27, 2008.

Disclosure of Reserves Data

The following disclosure is provided in accordance with National Instrument 51- 101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and includes the relevant information required by Form 51-101 F 1.

All of the Corporation’s oil and gas properties are currently in the exploration stage and are considered unproven properties at this time. Therefore, there is no Reserves Data to be disclosed. All of the Corporation’s oil and gas properties are located in the People’s Republic of China (“China”).

The Report of Management and Directors on Oil and Gas Disclosure in Form 51- 101F3 is attached as Schedule “A”. Note that there is no Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluators required at this time.

Oil and Gas Properties
Huangshi Property

The Company holds a Production Sharing Contract (“PSC”) from China United Coalbed Methane Corporation Ltd. (“CUCBM”) to explore for and develop coal bed methane (“CBM”) on the Huangshi concession. Should the project move to commercial development, CUCBM will have the right to participate in up to 30 percent of the working interest. The total contract area covers 305 square kilometers (117 square miles).

The Huangshi Mining Area is located adjacent to Huangshi City in the Hubei Province of South-Central China. The area lies east and south of Hekou, south of Huangshi City, and extends south of Tieshan, Huandiqiao and Bao’an and west as far as Ezhou City. The Property consists of two blocks: the Huangshi Block is 294.195 km2 and the Huangshi Yuancang-Nanhu area is 10.338 km2.

The Huangshi Property is not currently being mined. However, extensive coal mining activity is practiced in areas surrounding this Property. At the time the property was acquired, Norwest Corporation of Calgary prepared a technical report on this property dated August 19, 2005. The historical presence of gas was determined and a work program was recommended by Norwest Corporation. Under the terms of the PSC, the Company will drill five test exploration wells.

Subsequent to year end, the Company reached an agreement with the CUCBM to terminate the Huangshi PSC. Accordingly, all costs related to this property have been written off at year end.

Guizhou Property

The Company holds a Production Sharing Contract to explore for and develop CBM on the Baotian-Quigshan interest, also known as the Guizhou project. Should the project move to commercial development, CUCBM will have the right to participate in up to 40 percent of the working interest. The total contract area covers 969 square kilometers (374 square miles).

At the time the property was acquired, Sproule International of Calgary prepared a technical report on this property dated December 31, 2005. In Phase One of the exploration phase (24 months), the Company has committed to fully fund the drilling and coring of four exploration wells. In Phase Two of the exploration phase (24 months), the Company is committed to fully fund the drilling of eight pilot wells or two horizontal wells.

Acquisition and Exploration Expenses

For Fiscal 2008, ended 2/29/2008, the Corporation spent (Canadian $) $ NIL on acquisition and $4,655,028 on exploration expenses on the projects as follows:

	Huangshi	Guizhou
Acquisition

CUCBM Fees	232,052	399,219
Geological Expenditures	69,197	220,421
Supplies	61,612	133,612
Personnel	183,499	396,501
Travel	11,838	90,555
Drilling, testing, operation	157,067	2,699,455
Total Exploration	715,265	3,939,763

Test Wells Drilled

During the year, 2 slim hole core test wells were drilled on the Huangshi property and 3 slim hole core test wells were drilled on the Guizhou property. The purpose of the drilling is to determine the characteristics of the underlying coal seams. Based upon the results and evaluation of these tests, the Corporation will design additional drilling programs to further evaluate the resource.

Form 51-101F3
Report of
Management and Directors
on Oil And Gas Disclosure

Report of Management and Directors on Reserves Data and Other Information

Management of PACIFIC ASIA CHINA ENERGY INC. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

The Company is a reporting issuer involved in oil and gas activities pursuant to NI 51- 101, however, as of February 28, 2008, the Company did not have any reserves or related future net revenue from reserves.

As a result no reserves data for the Company has been disclosed as of February 28, 2008 and the Company has not commissioned an independent qualified reserves evaluator to evaluate the Company’s reserves data as the Company has no reserves at this time and no report of an independent qualified reserves evaluator will be disclosed by the Company for the year ended February 28, 2008.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a)

the content and filing with securities regulatory authorities of the Statement of Reserves Data and Other Oil and Gas Information; and

(b)

the content and filing of this report.

Dated this 27th day of June, 2008

“Devinder Randhawa ”

“Steven Khan”

Devinder Randhawa

Steven Khan

“Tunaye Sai ”

“David Marchioni ”

Tunaye Sai

David Marchioni